                                            Filed Pursuant to Rule 424(b)(2)
                                            Registration Number 333-62875

         Prospectus Supplement to Prospectus dated September 18, 1998.

                               15,000,000 Shares

[ASSOCIATES FIRST CAPITAL CORPORATION LOGO]

                              Class A Common Stock
                             ----------------------

     Associates First Capital Corporation is selling all of the 15,000,000 shares of Class A Common Stock (par value $0.01 per share) offered by this Prospectus Supplement. Our Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AFS." The last reported sale price of our Class A Common Stock on the New York Stock Exchange on November 23, 1998 was $75.6875 per share.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                              Per Share      Total
                                                              ---------      -----
Initial public offering price...............................  $75.50     $1,132,500,000
Underwriting discount.......................................  $2.07      $31,050,000
Proceeds, before expenses, to us............................  $73.43     $1,101,450,000

     The underwriters may, under certain circumstances, purchase up to an additional 2,250,000 shares from us at the initial public offering price less the underwriting discount.
                             ----------------------

     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on November 30, 1998.

GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON

                                                      J.P. MORGAN & CO.

BEAR, STEARNS & CO. INC.

                                   DONALDSON, LUFKIN & JENRETTE

                                                             MERRILL LYNCH & CO.
                             ----------------------

                 Prospectus Supplement dated November 23, 1998.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the attached Prospectus (including information included or incorporated by reference in this Prospectus Supplement and the attached Prospectus) contain certain forward-looking statements regarding our financial condition, results of operations, plans, objectives, future performance and business. These forward-looking statements include statements (1) relating to the cost savings and accretion to reported earnings estimated to result from certain future acquisitions of assets and businesses,
(2) relating to future revenues estimated to result from any such acquisitions,
(3) relating to estimated earnings and (4) preceded by, followed by or that include the words "believe," "expect," "anticipate," "intend," "aim," "will" and similar words or expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements due to various factors, including the following:

     o Rapid changes in interest rates, limiting our ability to generate new finance receivables and decreasing our net interest margins.

     o   Increases in non-performing loans and credit losses.

     o   Rapid changes in receivable prepayment rates.

     o Our inability to access capital and financing on terms acceptable to us.

     o Changes in any domestic or foreign governmental regulation affecting our ability to declare and pay dividends, the manner in which we conduct business or the level of product pricing.

     o Heightened competition, including the intensification of price competition, the entry of new competitors and the introduction of new products by new and existing competitors.

     o Adverse publicity and news coverage about us or about any of our proposed products or services.

     o   Adverse results in litigation matters in which we are involved.

     o General economic and inflationary conditions affecting consumer debt levels and credit losses and overall increases in the cost of doing business.

     o Changes in social and economic conditions such as increasing consumer bankruptcies, inflation and monetary fluctuations and changes in tax rates or tax laws.

     o Changes in foreign currency exchange rates adversely affecting the contribution of our foreign operations to our consolidated results of operations.

     o Changes in generally accepted accounting policies and practices, and the application of such policies and practices to us.

     o   Loss or retirement of key executives, employees or technical personnel.

     o The effect of changes within our organization or in compensation and benefit plans and our ability to attract and retain experienced and qualified management personnel.

     o   Natural events and acts of God such as earthquakes, fires or flood.

     o Adverse changes, or any announcement relating to a possible or contemplated adverse change, in the ratings obtained from any of the independent rating agencies relating to our debt securities or other financial instruments.

     o Our ability and the ability of third parties with whom we have relationships to become year 2000 compliant.

     o Our ability to integrate the operations of future acquisitions into our operations.

     These forward-looking statements speak only as of the date on which they were made. We do not intend to update any forward-looking statements to reflect subsequent events.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements included or incorporated by reference in this Prospectus Supplement.

Securities Offered.........  15,000,000 shares of our Class A Common Stock, assuming the underwriters do not exercise their over-allotment option.

Over-allotment Option......  Up to 2,250,000 shares.

Shares of Class A Common
  Stock to be Outstanding
  After the Offering.......  361,324,266. This figure is based on the number of shares outstanding as of September 30, 1998 and assumes that the underwriters do not exercise their over-allotment option.

Stock Exchange Listing.....  Our Class A Common Stock is listed and traded on the New York Stock Exchange under the Symbol "AFS."

Use of Proceeds............  We will use the net proceeds from this offering to retire short-term debt currently outstanding. We plan to fund the purchase price of our pending acquisition (the "Avco Acquisition") of the assets and assumption of the liabilities of Avco Financial Services, Inc. ("Avco") from Textron Inc. through working capital, by increasing the amount of short-term debt outstanding or through a combination thereof.

                            MANAGED BASIS REPORTING

     This Prospectus Supplement and some of the documents incorporated by reference present, where indicated, financial and statistical information reported on a "Managed Basis." Until recently, we have reported financial and statistical information exclusively on an "Owned Basis." For a discussion regarding the presentation of our results of operations for the three and nine months ended September 30, 1998 on an Owned Basis and a Managed Basis, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our September 30, 1998 Quarterly Report on Form 10-Q.

     Finance receivables as reported on an Owned Basis reflects finance receivables that we own, but not finance receivables that we have sold and continue to service or finance receivables held for sale. The statement of earnings information reported on an Owned Basis reflects finance charges, interest expense and credit losses related to finance receivables held for sale and finance receivables that we have sold but continue to service in investment and other income.

     Finance receivables as reported on a Managed Basis reflects finance receivables that we own, finance receivables held for sale and finance receivables that we have sold and continue to service. The statement of earnings information reported on a pro forma Managed Basis reclassifies out of investment and other income finance charges, interest expense and credit losses related to finance receivables either sold or held for sale as if they were neither sold nor held for sale.

     Because we retain an economic interest in finance receivables that we have sold but continue to service or that are held for sale, we believe the Managed Basis information is useful in evaluating our financial position and operating performance.

     Unless specifically identified as managed or Managed Basis, the information in this Prospectus Supplement is stated on an Owned Basis consistent with our historical financial statements and generally accepted accounting principles. See our September 30, 1998 Quarterly Report on Form 10-Q and our Current Report on Form 8-K dated June 18, 1998 for additional information about our Managed Basis reporting.

                                  THE COMPANY

     We are a leading, diversified consumer and commercial finance organization, which provides finance, leasing and related services to individual consumers and businesses through direct and indirect, wholly-owned subsidiaries in the United States and internationally. Our principal U.S.-based operating subsidiary is Associates Corporation of North America ("ACONA"). Our principal foreign-based operating subsidiaries are AIC Corporation, with operations in Japan, and Associates Capital Corporation of Canada.

     Through various economic conditions and interest rate environments, we have produced growth in pre-tax earnings for twenty-three consecutive years, as shown in the graph on page S-5. Over this period pre-tax earnings have grown at a compound annual rate of 22% to $1.6 billion for the year ended December 31, 1997. Such growth resulted principally from internal expansion (through, among other things, branch openings, new lines of business and geographic expansion) as well as selective acquisitions.

     At or for the nine months ended September 30, 1998, we had aggregate managed finance receivables of $66.2 billion, total managed assets of $70.6 billion, net earnings of $891.5 million and stockholders' equity of $7.0 billion. Our return on average adjusted equity for the nine months ended September 30, 1998 was 20.45%, and our return on average managed assets was 1.81%.

     We provide finance, leasing and related services to approximately 20 million individual consumers and businesses in the United States and internationally. Our operations outside the United States are conducted principally in Japan ($2.7 billion of net finance receivables at December 31, 1997) and Canada ($1.2 billion of net finance receivables at December 31, 1997), but also include operations in the United Kingdom, Puerto Rico, Mexico, Costa Rica and Taiwan. We have geographically dispersed finance receivables. At December 31, 1997, approximately 91% of our receivables were dispersed across the United States and the remaining 9% were in foreign countries. Of the total receivables, 11% were in California, 6% in Florida, 6% in Texas, 5% in Japan, 4% in Georgia, 4% in North Carolina, 4% in New York, 4% in Pennsylvania, 4% in Illinois and 4% in Ohio; no other individual state or foreign country had 4% or more.

     At December 31, 1997, we had approximately 2,265 offices worldwide and employed approximately 22,600 persons. Our company was incorporated in Delaware on December 22, 1971 and is the successor to the business of Associates Investment Company, an Indiana corporation incorporated in 1918. Our principal executive offices are located at 250 East Carpenter Freeway, Irving, Texas 75062-2729, USA.

                                    STRATEGY

     We believe that our consistent growth in profits has resulted from the balanced pursuit of asset and revenue growth and risk and expense control. We attempt to increase our managed finance receivables by emphasizing customer service and convenient product delivery and expanding our relationships with existing customers. We also seek to develop products and services for new markets believed to have strong profit potential.

     We believe that the following operating disciplines have been key to our success: (i) focusing employees on growth and profitability through incentives,
(ii) maintaining strict credit underwriting standards and collection policies to reduce losses, (iii) controlling operating expenses and (iv) sourcing funds on a cost effective basis. We believe that adherence to these disciplines has created a receivables portfolio that is diversified by market, geography, customer, maturity and product. As a result, we believe that we have been able to reduce our exposure to adverse economic developments in any particular market or region. We have also developed flexible branch and centralized delivery systems that we believe allow us best to serve the diversified nature of our business activities and customer base.

     To raise capital on a cost effective basis, we seek to maintain strong credit ratings and a conservative capital structure, access selected global markets and manage our asset/liability and interest rate exposures.

     Our long-term debt and commercial paper and that of ACONA are rated by Moody's Investors Service, Inc. ("Moody's"), Standard and Poor's Corporation ("Standard and Poor's"), Fitch IBCA, Inc. ("Fitch"), and Duff and Phelps Credit Rating Co. ("Duff and Phelps"). Associates present credit ratings for senior long-term debt and commercial paper and those of ACONA are as follows:

                                          SENIOR LONG TERM         COMMERCIAL PAPER
                                         -------------------      -------------------
                                         ASSOCIATES    ACONA      ASSOCIATES    ACONA
                                         ----------    -----      ----------    -----
  Moody's..............................  A1            Aa3        P-1           P-1
  Standard and Poor's..................  A+            AA-        A-1           A-1+
  Fitch................................  A+            AA         F-1+          F-1+
  Duff and Phelps......................  A+            AA-        D-1           D-1+

     On August 11, 1998, following the announcement of our agreement to acquire the assets and assume the liabilities of Avco, Moody's and Fitch placed our long-term debt ratings and those of ACONA under review for possible downgrade. In addition, Fitch placed our commercial paper rating under review for possible downgrade. On November 10, 1998, Moody's confirmed our long-term debt ratings and those of ACONA. The ratings outlook for both was changed to negative. See "Recent Developments."

     The following graph shows our twenty-three consecutive years of pre-tax earnings growth:

                           PRE-TAX EARNINGS TREND(1)
                             (DOLLARS IN MILLIONS)

                                      LOGO

           (1) 1990 and 1991 pre-tax earnings exclude non-recurring interest expense on debt owed to our then parent corporation, Ford Motor Company. The debt, which was incurred in 1990, was converted to equity in 1991. If the interest expense on the debt were included, pre-tax earnings in 1990 would have been substantially unchanged from 1989.

                                COMPANY OVERVIEW

     We offer a wide variety of specialized consumer and commercial financing products and services along with related insurance products through various domestic and international delivery systems. Our products, delivery systems and major markets are shown in the following chart:

                  LOGO

                                FINANCE PRODUCTS

     Our consumer finance products include home equity lending, personal lending, retail sales financing and credit cards. Our commercial finance products include retail financing, leasing and wholesale financing for heavy-duty and medium-duty trucks and truck trailers, construction, material handling and other industrial and communications equipment, manufactured housing, recreational vehicle and auto fleet leasing.

     The following table shows our managed finance receivables outstanding attributable to our financing products. This information was derived from information contained in our Quarterly Report on Form 10-Q for the period ended September 30, 1998, our Current Report on Form 8-K dated June 18, 1998 and our Annual Report on Form 10-K for the year ended December 31, 1997. This information is only a summary, and you should read our financial statements and other information we have filed with the Securities and Exchange Commission (the "SEC"). See "Available Information" in the accompanying Prospectus.

                    MANAGED FINANCE RECEIVABLES OUTSTANDING

                                                                      AT DECEMBER 31
                                           AT SEPTEMBER 30   ---------------------------------
                                                1998           1997        1996       1995(1)
                                           ---------------   ---------   ---------   ---------
                                             (UNAUDITED)

                                                              (IN MILLIONS)
Home Equity Lending......................     $21,924.5      $18,796.0   $16,691.4   $14,316.3
Personal Lending/Sales Finance...........      10,499.4        8,731.6     7,425.1     6,225.1
Credit Card..............................       7,969.7        8,323.7     6,023.8     4,984.6
Manufactured Housing.....................       4,822.0        3,526.9     2,547.5     2,049.3
Truck and Truck Trailer..................      10,470.5        9,688.9     8,598.3     7,724.0
Equipment................................       5,813.8        5,300.5     4,571.8     3,781.7
Recreational Vehicles....................       1,988.6        1,665.4     1,315.6          --
Auto Fleet Leasing.......................       1,584.0        1,551.1     1,090.8       330.8
Warehouse Lending and Other..............       1,080.9          822.4       358.5       290.7
                                              ---------      ---------   ---------   ---------
          Total..........................     $66,153.4      $58,406.5   $48,622.8   $39,702.5
                                              =========      =========   =========   =========

------------

(1) Prior to 1996, we had not completed any securitization transactions; accordingly, managed and owned finance receivables amounts were the same for this period.

                               RELATED INSURANCE

     We make available various credit and non-credit insurance products to our finance customers. Insurance products we offer to consumer finance customers include credit life, credit accident and health, accidental death and dismemberment, involuntary unemployment and personal property insurance. Insurance products we offer to our commercial finance customers include commercial auto and dealers' open lot physical damage, credit life and motor truck cargo insurance. We offer these insurance products through certain subsidiaries and other unaffiliated insurance providers. We receive compensation for certain insurance programs other companies underwrite. Finally, we also underwrite liability insurance in certain states for our commercial auto physical damage customers.

                             SUMMARY FINANCIAL DATA

     We have selected certain consolidated financial information regarding our financial position and operating results from our consolidated financial statements for the nine-month periods ended September 30, 1998 and 1997 contained in our most recent Quarterly Report on Form 10-Q, the Managed Basis financial information contained in our Current Report on Form 8-K dated June 18, 1998 and the consolidated financial statements for the five years ended December 31, 1997 contained in our most recent Annual Report on Form 10-K. Information presented below is presented on a Managed Basis where indicated. This information is only a summary, and you should read our financial statements and other information we have filed with the SEC. See "Available Information" in the accompanying Prospectus.

                                     NINE MONTHS ENDED
                                    OR AT SEPTEMBER 30                   YEAR ENDED OR AT DECEMBER 31
                                   ---------------------   ---------------------------------------------------------
                                     1998        1997        1997        1996       1995(1)     1994(1)     1993(1)
                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                        (UNAUDITED)
                                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Pro Forma Managed Basis
 Results of Operations
  Total revenue..................  $ 7,244.9   $ 6,229.6   $ 8,470.5   $ 7,160.3   $ 6,107.2   $ 4,925.8   $ 4,114.8
  Finance charge revenue.........    6,711.5     5,764.3     7,832.2     6,578.1     5,560.8     4,445.2     3,709.7
  Interest expense...............    2,544.6     2,157.2     2,946.2     2,514.8     2,177.9     1,657.3     1,421.7
  Net interest margin............    4,166.9     3,607.1     4,886.0     4,063.3     3,382.9     2,787.9     2,288.0
  Operating expenses.............    1,996.6     1,705.8     2,339.6     2,002.9     1,754.7     1,456.1     1,216.8
  Provision for losses...........    1,180.8     1,059.5     1,399.0     1,089.8       834.0       647.1       536.1
  Insurance benefits paid........      107.5       107.5       145.7       148.2       142.5       147.9       118.9
  Earnings before provision for
    income taxes.................    1,415.4     1,199.6     1,640.0     1,404.6     1,198.1     1,017.4       821.3
  Provision for income taxes.....      523.9       445.9       608.3       547.6       475.0       414.1       327.3
  Net earnings...................      891.5       753.7     1,031.7       857.0       723.1       603.3       494.0
  Basic earnings per share(2)....       2.57        2.18        2.98        2.47        2.09          nm          nm
  Diluted earnings per
    share(2).....................       2.56        2.17        2.97        2.47        2.09          nm          nm
Selected Balance Sheet Data and
 Ratios (Owned Basis)
  Finance receivables, net of
    unearned finance income......  $57,550.4   $52,677.8   $55,215.6   $46,512.9   $39,702.5   $33,685.7   $28,294.7
  Allowance for losses...........    1,865.0     1,891.4     1,949.9     1,563.1     1,268.6     1,061.6       892.3
  Total assets...................   66,105.3    54,354.6    57,232.7    48,268.4    41,303.9    35,283.5    30,039.6
  Short-term debt (notes
    payable).....................   24,587.0    20,019.1    20,970.6    17,075.2    13,747.3    12,431.9    10,385.9
  Long-term debt(3)..............   32,257.2    26,565.2    28,228.0    24,029.5    21,372.6    17,306.2    14,826.8
  Stockholders' equity...........    6,967.1     6,016.6     6,268.6     5,437.5     4,801.1     4,436.8     3,774.3
  Stockholders' equity per
    share(2)(4)..................      20.12       17.37       18.09       15.69       13.85          nm          nm
  Total debt to equity...........        8.1:1       7.7:1       7.8:1       7.5:1       7.2:1       6.6:1       6.6:1
  Total debt to adjusted
    equity(5)....................        9.0:1       8.8:1       8.8:1       8.8:1       9.0:1       8.5:1       8.7:1
  Return on average equity(6)....      18.05%      17.65%      17.78%      17.09%      15.66%      14.70%      14.10%
  Return on average adjusted
    equity(5)(6).................      20.45       21.08       21.10       20.94       20.26       19.66       19.25
  Allowance for losses to net
    finance receivables..........       3.24        3.59        3.53        3.36        3.20        3.15        3.15
  Allowance for losses to net
    credit losses(7).............       1.70x       1.62x       1.59x       1.77x       2.03x       2.09x       2.02x

                                     NINE MONTHS ENDED
                                    OR AT SEPTEMBER 30                   YEAR ENDED OR AT DECEMBER 31
                                   ---------------------   ---------------------------------------------------------
                                     1998        1997        1997        1996       1995(1)     1994(1)     1993(1)
                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                        (UNAUDITED)
                                                                                               (DOLLARS IN MILLIONS)
Selected Managed Basis Data and
 Ratios
  Managed finance receivables....  $66,153.4   $55,862.7   $58,406.5   $48,622.8   $39,702.5   $33,685.7   $28,294.7
  Net interest margin as a
    percentage of average managed
    finance receivables(6).......       8.88%       9.12%       9.06%       9.20%       9.22%       9.00%       8.69%
  Return on average managed
    assets(6)....................       1.81        1.85        1.86        1.89        1.89        1.85        1.76
  60+days contractual
    delinquency..................       2.39        2.28        2.15        2.11        1.71        1.35        1.43
  Net credit losses to average
    managed finance receivables..       2.35        2.32        2.32        2.00        1.70        1.64        1.68
  Number of employees............     24,728      22,431      22,582      18,984      16,647      15,318      13,933
  Number of consumer and
    commercial branch offices
    Domestic.....................      1,486       1,676       1,568       1,634       1,543       1,472       1,378
    International................      1,021         667         697         499         404         329         278
                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
        Total....................      2,507       2,343       2,265       2,133       1,947       1,801       1,656
                                   =========   =========   =========   =========   =========   =========   =========

------------

(1) Prior to 1996, we had not completed any securitization transactions; accordingly, managed and owned finance receivables amounts were the same for these periods.

(2) Due to the change in our capital structure as a result of the initial public offering of our Class A Common Stock in May 1996 (the "IPO"), share and per share data for 1994 and 1993 are not comparable to, or meaningful in the context of, later periods.

(3) Includes current portion of long-term debt.

(4) Based on 346.5 million shares outstanding in 1997 and 346.7 million shares outstanding in 1996 and 1995.

(5) Excludes the push-down goodwill created by Ford Motor Company's acquisition of our foreign affiliates in 1989.

(6) During the first quarter of 1996, we paid a dividend to our then parent corporation, Ford Motor Company, totaling $1.85 billion, of which $1.75 billion was in the form of an intercompany interest bearing note. We repaid the $1.75 billion intercompany note during the second quarter of 1996 and received $1.85 billion as a result of the IPO. The amounts presented for 1996 exclude the effect of these transactions.

(7) The nine-month period ended September 30, 1998 reflects annualized 1998 second and third quarter Owned Basis losses. All other periods reflect trailing four quarter Owned Basis losses. This calculation was changed for the 1998 period to reflect the lower Owned Basis loss levels recorded after the securitization and sale of approximately $5.2 billion of credit card receivables in the second quarter of 1998.

                              RECENT DEVELOPMENTS

     On August 11, 1998, we announced that we had entered into an agreement to acquire the assets and assume the liabilities of Avco. We expect the Avco Acquisition to be completed in late 1998 or early 1999, subject to regulatory approvals and other customary conditions. Following the announcement, Fitch and Moody's placed the ratings of our long-term debt and that of ACONA under review for possible downgrade, and Fitch placed our commercial paper rating on watch for possible downgrade, due to the possible effect of the Avco Acquisition on us. Moody's reaffirmed our commercial paper rating and that of ACONA while Standard & Poor's and Duff & Phelps reaffirmed our commercial paper and long-term debt ratings and those of ACONA. On November 10, 1998, Moody's confirmed our long-term debt ratings and those of ACONA. The ratings outlook for both was changed to negative.

     On August 31, 1998, we announced we had entered into an agreement to acquire the Northland Company, headquartered in Minneapolis, Minnesota. The Northland Company provides insurance products through Jupiter Holdings, Inc., and mortgage banking, real estate management, brokerage and related services through various other subsidiaries. We will acquire the insurance-related businesses only, and Northland will divest the other businesses prior to closing. The acquisition is subject to regulatory approval and approval by Northland's stockholders. We expect to complete the acquisition of the Northland Company in late 1998.

     We announced on October 19, 1998 that we had completed our previously announced acquisition of the assets of SPS Transaction Services, Inc. ("SPS"). The transaction was completed October 16, 1998. SPS is primarily a provider of private-label credit card management services.

     At September 30, 1998, we reported managed assets of $70.6 billion, an increase of $10.5 billion, or 17%, from December 31, 1997. Net earnings per share for the nine months ended September 30, 1998 was $2.57 (basic) and $2.56 (diluted), an increase of $0.39 (basic) and $0.39 (diluted), or 18% for both, for the same period in 1997. Our return on average adjusted equity for the nine months ended September 30, 1998 was 20.45%, and was 21.08% for the same period in 1997. See "Summary Financial Data."

     On October 6, 1998, we announced that we would increase our quarterly cash dividend by 10% from $0.10 to $0.11 per share. In addition, we announced a 2-for-1 stock split, in the form of a 1-for-1 dividend of the Class A Common Stock. The stock dividend will be paid on December 23, 1998, to holders of record as of December 9, 1998.

                                USE OF PROCEEDS

     The proceeds from the offering of the Class A Common Stock, net of underwriting discounts and commissions, will be approximately $1,101,450,000 (approximately $1,266,667,500 if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds to retire short-term debt currently outstanding. As of September 30, 1998, our short-term debt had an annual weighted average interest rate of 5.23%. We plan to fund the purchase price of the pending Avco Acquisition through working capital, by increasing the amount of short-term debt outstanding or through a combination thereof.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

     We have paid cash dividends on our Class A Common Stock since we became a public corporation in May 1996. On October 6, 1998, we announced that we would increase our quarterly cash dividend by 10% from $0.10 to $0.11 per share. Upon payment of the stock dividend on December 23, 1998, the cash dividend will decrease to $0.055 per share. See "Recent Developments." The amount of dividends in the future, if any, will depend on future earnings, our financial condition and other factors. Our Board of Directors has the right to change the amount of dividends paid at any time.

     The following table shows the high and low closing sales prices of our Class A Common Stock as reported by the New York Stock Exchange on the composite tape in The Wall Street Journal and cash dividends paid during the periods shown:

                                                                                           CASH
YEAR                                                            HIGH          LOW        DIVIDENDS
----                                                            ----          ---        ---------
1996
Second Quarter..............................................    $39 1/8       $33 1/8         --
Third Quarter...............................................     41 5/8        34 3/4      $0.10
Fourth Quarter..............................................     48 1/2        40 3/4       0.10
1997
First Quarter...............................................    $52 5/8       $42 1/2      $0.10
Second Quarter..............................................     59 3/8        42 1/8       0.10
Third Quarter...............................................     66 1/4        55 1/4       0.10
Fourth Quarter..............................................     72 9/16       58 3/4       0.10
1998
First Quarter...............................................    $82 9/16      $65 3/4      $0.10
Second Quarter..............................................     85 1/2        71 3/8       0.10
Third Quarter...............................................     86 3/4        56 3/16      0.10
Fourth Quarter (through November 23, 1998)..................     76 1/2        48             --

     The last reported sale price of the Class A Common Stock on the New York Stock Exchange on November 23, 1998 was 75 11/16 per share.

                                 CAPITALIZATION

     The following table shows our unaudited consolidated capitalization at September 30, 1998. The "As Adjusted" column reflects our capitalization after giving effect to this offering of Class A Common Stock and the application of the proceeds of the sale of the Class A Common Stock (net of underwriting discounts and commissions) to the reduction of commercial paper, bank and other borrowings. The following does not reflect financings to fund the purchase price of the pending Avco Acquisition.

     You should read this information along with our financial statements contained in our Quarterly Report on Form 10-Q for the period ended September 30, 1998. See "Available Information" in the accompanying Prospectus.

                                                                SEPTEMBER 30, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                   (IN MILLIONS)
Commercial paper, bank and other borrowings(1)..............  $31,494.5   $ 30,393.1
Senior and senior subordinated debt (with maturities over
  one year).................................................   25,349.7     25,349.7
                                                              ---------   ----------
          Total debt........................................   56,844.2     55,742.8
Common shareholders' equity:
  Class A Common Stock 1,150,000,000 shares authorized,
     346,833,904 shares issued (361,833,904 shares issued,
     as adjusted)...........................................        3.5          3.6
Additional paid-in capital..................................    4,006.0      5,107.3
Retained earnings...........................................    2,884.9      2,884.9
Foreign currency translation adjustments....................      111.4        111.4
Unrealized gain on investments, net.........................        3.4          3.4
Less Class A Common Stock in treasury, 509,638 shares, at
  cost......................................................      (42.1)       (42.1)
                                                              ---------   ----------
          Total common shareholders' equity.................    6,967.1      8,068.5
                                                              ---------   ----------
          Total capitalization..............................  $63,811.3   $ 63,811.3
                                                              =========   ==========

------------

(1) Includes $6.9 billion of long-term debt due within one year.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our Class A Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). EACH PROSPECTIVE PURCHASER OF OUR CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of our Class A Common Stock generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation with the payor of the dividend), but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations (the "Final Regulations"), a Non-U.S. Holder of our Class A Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of our Class A Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds our Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

     If an individual Non-U.S. Holder falls under clause (i) above, he will be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses.

     If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

     Special Rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies" that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payor. Under current law, backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of our Class A Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our Class A Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or, for taxable years beginning after December 31, 1999, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will not be subject to backup withholding, but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

     We and the underwriters for this offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the Underwriters have severally agreed to purchase the number of shares indicated in the following table.
Goldman, Sachs & Co., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the Underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................      2,666,667
Credit Suisse First Boston Corporation......................      2,666,667
J.P. Morgan Securities Inc. ................................      2,666,667
Bear, Stearns & Co. Inc.....................................      1,333,333
Donaldson, Lufkin & Jenrette Securities Corporation.........      1,333,333
Merrill Lynch, Pierce, Fenner & Smith  Incorporated.........      1,333,333
ABN AMRO Incorporated ......................................        176,000
Banque Nationale de Paris...................................        176,000
CIBC Oppenheimer Corp. .....................................        176,000
Chase Securities Inc. ......................................        176,000
Commerzbank Capital Markets Corporation.....................        176,000
Deutsche Bank Securities Inc. ..............................        176,000
Dresdner Kleinwort Benson North America LLC.................        176,000
Keefe, Bruyette & Woods, Inc. ..............................        176,000
Lehman Brothers Inc. .......................................        176,000
Morgan Stanley & Co. Incorporated...........................        176,000
NationsBanc Montgomery Securities LLC ......................        176,000
Salomon Smith Barney Inc. ..................................        176,000
Warburg Dillon Read LLC.....................................        176,000
William Blair & Company, L.L.C. ............................         89,000
BNY Capital Markets, Inc. ..................................         89,000
First Chicago Capital Markets, Inc. ........................         89,000
Fox-Pitt, Kelton Inc. ......................................         89,000
Nesbitt Burns Securities Inc. ..............................         89,000
Piper Jaffray Inc. .........................................         89,000
RBC Dominion Securities Corporation.........................         89,000
Stephens Inc. ..............................................         89,000
                                                                 ----------
          Total.............................................     15,000,000
                                                                 ==========

                             ----------------------

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 2,250,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the

Underwriters' option to purchase additional shares.

               Paid by the Company
               -------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............  $2.07         $2.07
Total................  $31,050,000   $35,707,500

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $1.24 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     We have agreed with the Underwriters not to dispose of, or grant or sell options, rights or warrants with respect to, our Class A Common Stock (or other securities substantially similar to our Class A Common Stock) or to dispose of securities convertible into or exchangeable or exercisable for shares of our Class A Common Stock (or other securities substantially similar to our Class A Common Stock) during the period from the date of this Prospectus Supplement continuing through the date 60 days after the date of this Prospectus Supplement, except under our employee benefit plans or with the prior written consent of the representatives. Our executive officers and directors have agreed to similar restrictions with respect to their shares of Class A Common Stock.

     In connection with this offering, the Underwriters may purchase and sell shares of our Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A Common Stock while this offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $581,350.

     The Underwriters or their affiliates have provided from time to time, and may provide in the future, investment banking, commercial banking and other financial services to us or our affiliates. In the ordinary course of business, the Underwriters or their affiliates may actively trade in our debt and equity securities for their own account or for accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. Banque Nationale de Paris will only offer shares of Class A Common Stock outside of the United States. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. were each retained by Textron Inc. to act as its financial advisor in connection with the Avco Acquisition. In addition, a managing director of Goldman, Sachs & Co. is one of our directors.

                                 LEGAL MATTERS

     Simpson Thacher & Bartlett will pass upon the validity of the Class A Common Stock offered by this Prospectus Supplement for us. Shearman & Sterling will pass upon the validity of the Class A Common Stock offered by this Prospectus Supplement for the Underwriters.

---------------------------------------------------------
---------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                               Page
                                               ----
Forward-Looking Statements...................   S-2
Prospectus Supplement Summary................   S-3
Managed Basis Reporting......................   S-3
The Company..................................   S-4
Summary Financial Data.......................   S-8
Recent Developments..........................  S-10
Use of Proceeds..............................  S-10
Common Stock Dividends and Price Range.......  S-11
Capitalization...............................  S-12
Certain United States Tax Consequences to
  Non-United States Holders..................  S-13
Underwriting.................................  S-16
Legal Matters................................  S-18
                    Prospectus
Available Information........................     3
Documents Incorporated by Reference..........     4
The Company..................................     5
The Associates Trusts........................     6
Application of Proceeds......................     7
Description of the Debt Securities...........     7
Description of the Warrants to Purchase Debt
  Securities.................................    15
Description of the Preferred Stock...........    16
Description of Depositary Shares.............    18
Description of the Common Stock..............    21
Certain Matters that May Have an Anti-
  Takeover Effect............................    23
Description of the Warrants to Purchase Class
  A Common Stock or Preferred Stock..........    27
Description of Preferred Securities..........    28
Description of Guarantees....................    38
Relationship Among the Preferred Securities,
  the Corresponding Junior Subordinated Debt
  Securities and the Guarantees..............    41
Description of Stock Purchase Contracts and
  Stock Purchase Units.......................    43
Book-Entry Issuance..........................    43
Plan of Distribution.........................    45
Validity of Securities.......................    46
Experts......................................    46

---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
                               15,000,000 Shares

                  [ASSOCIATES FIRST CAPITAL CORPORATION LOGO]
                              Class A Common Stock
                               ------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------
                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                               J.P.  MORGAN & CO.
                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.

                      Representatives of the Underwriters
---------------------------------------------------------
---------------------------------------------------------